Deutsche Bank AG
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany



Jeffrey A. Ruiz
Vice President
Telephone: (212) 469-3667


                                              March 10, 2003


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:

Re:  Filing of Amendment No.1 to Schedule 13G - MARSH & MCLENNAN COMPANIES



 Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Amendment No.1 to Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G Amendment by return e-mail confirmation.

                                               Sincerely,



                                               Jeffrey A. Ruiz



Enclosures

                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                            SCHEDULE 13G
               Under the Securities Exchange Act of 1934
                          (Amendment No. 1)*


                MARSH & MCLENNAN COMPANIES

             ---------------------------------------
                            NAME OF ISSUER:


                    Common Stock ($0.001 Par Value)
              ---------------------------------------
                     TITLE OF CLASS OF SECURITIES

                              571748102

              ---------------------------------------
                             CUSIP NUMBER


                           December 31, 2002
              ---------------------------------------
        (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

                  [X] Rule 13d-1(b)

                  [   ]Rule 13d-1(c)

                  [   ]Rule 13d-1(d)














* Please refer to Item 5 below for an explanation as to why this Amendment 1 is being filed.

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG **

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (A) [ ]
         (B) [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     5,719,687
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   1,666,400
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  6,844,514
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           592,634

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,386,087

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
       SHARES [ ]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         1.36%

12. TYPE OF REPORTING PERSON

         HC, CO


**  In accordance with Securities Exchange Act Release No. 39538 (January 12,
    1998), this filing reflects the securities beneficially owned by the Private Clients and Asset Management business group ("PCAM") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that PCAM is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing.

1. NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank Trust Company Americas

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (A) [ ] (B) [ ]


3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF         5.       SOLE VOTING POWER
SHARES                              5,157,514
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                            19,000
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                           5,157,514
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                                     70,061

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,157,514

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
      SHARES [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.96%

12. TYPE OF REPORTING PERSON

         BK, CO

1. NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Investment Management Americas, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (A) [ ] (B) [ ]


3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF         5.       SOLE VOTING POWER
SHARES                              562,173
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                            1,647,400
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                           1,687,000
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                                     522,573

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,209,573

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
       SHARES [ ]

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.40%

12. TYPE OF REPORTING PERSON

         IA, CO

Item 1(a).        Name of Issuer:

                  MARSH & MCLENNAN COMPANIES, INC.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is:

                  1166 Avenue of the Americas New York NY 10036


Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG, ("Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of the Reporting Person is:

                           Taunusanlage 12, D-60325
                           Frankfurt am Main
                           Federal Republic of Germany

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock, $0.001 par value

                  ("Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a)   [ ] Broker or dealer registered under section 15
                          of the Act;

                  (b)   [ x ] Bank as defined in section 3(a)(6) of the Act;

                        - Deutsche Bank Trust Company Americas

                 (c) [ ]Insurance Company as defined in section 3(a)(19) of the Act;

                 (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940;

                 (e) [ x ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E); - Deutsche Investment
                        Management Americas, Inc.

                 (f) [ ] An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g)    [ x ] parent holding company or control person in
                             accordance with Rule 13d-1 (b)(1)(ii)(G);
                           -        Deutsche Bank AG

                 (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

                 (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)   [ ] Group, in accordance with Rule 13d-1
                       (b)(1)(ii)(J).

Item 4.           Ownership.
           (a)    Amount beneficially owned:

                  The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

           (b)    Percent of class:

                  The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

           (c)    Number of shares as to which such person has:

                           (i) sole power to vote or to direct the vote:

                           The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

                           (ii) shared power to vote or to direct the vote:

                           The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                           (iii) sole power to dispose or to direct the disposition of:

                           The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                           (iv) shared power to dispose or to direct the disposition of:

                           The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                  This Amendment No. 1, which pertains to the Schedule 13G dated and filed March 5, 2003 (the "Initial Schedule 13G"), is submitted to restate certain information stated in the Initial
                  Schedule 13G and to provide notice that the Reporting Person does not currently own 5% or greater of the outstanding registered common shares of the Issuer, Marsh & McLennan Companies, nor did the Reporting Person own a position in excess of 5% as of December 31, 2002. The Initial Schedule 13G inadvertently included certain shares of the Issuer held by Deutsche Bank Trust Company Americas in its capacity as the trustee for the Marsh & McLennan Stock Investment Plan. Consistent with the no-action position expressed by the staff of the SEC's Division of Corporation Finance in a letter dated June 24, 1991, and addressed to Merchants National Bank & Trust Company, a trustee of a company's employee benefit plan would not be deemed the beneficial owner of company shares held as trustee so long as: (i) the company shares have been allocated to the individual accounts of employee-participants, and (ii) the employee-participants have given voting or tender instructions to the trustee with respect to the company shares. Because the 28,146,683 shares held in the Marsh & McLennan Stock Investment Plan satisfy these two conditions, Deutsche Bank Trust Company Americas should not be considered the beneficial owner of such shares. As a result, the aggregate shares beneficially owned by Deutsche Bank AG, the parent holding company, as of December 31, 2002, are reduced to 7,386,087 shares, an amount less than 5%.


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Subsidiary                              Item 3 Classification

                  Deutsche Investment Management          Investment Advisor
                  Americas, Inc

                  Deutsche Bank Trust Company Americas       Bank



Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.



Item 10. Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                                            SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: 3/10/03

                                      DEUTSCHE BANK AG


                                      By: /s/ Jeffrey A. Ruiz
                                      Name: Jeffrey A. Ruiz
                                      Title: Vice President


                                      By: /s/ Margaret M. Adams
                                      Name: Margaret M. Adams
                                         Title: Director

                                            SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/10/03

                               Deutsche Bank Trust Company Americas


                               By: /s/ James T. Byrne, Jr.
                               Name: James T. Byrne, Jr.
                               Title: Secretary

                                            SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/10/03

                          Deutsche Investment Management Americas Inc.


                          By: /s/ William G. Butterly III
                          Name: William G. Butterly III
                          Title: Secretary